Free Writing Prospectus

VanEck Merk Gold ETF

2026-10-27 Gold - Quarterly Webinar - October 2026

0001546652

Pursuant to 433/164

333-274643

October 2026 Gold in Q4 Navigating the Rate Decision

Today's Speakers



Axel Merk

President, Merk Investments

- Founder of Merk Investments
- Expert on gold, macro trends and global markets
- Built firm into a ~$3B investment advisor
- BA (Economics), MSc (Computer Science)



Imaru Casanova

Portfolio Manager, VanEck

- Joined VanEck in 2011
- +20 years of gold industry experience
- Prior experience as a petroleum engineer
- MS (Mechanical Engineering)

VanEck

2

The Case for Gold in Q4 2026 Portfolio Role Miners’ Value Gold’s Resilience • Fiscal and inflation risks building • Gold diversifies as regimes shift • Record margins, net - cash • Valuations lag gold and history • Held firm as real rates surged • Central banks still anchor demand 3

Gold’s Held Despite Dramatically Stronger Real Rates Gold vs. 10 - Year Real Interest Rate Gold ($/oz) 10 - Year Real Interest Rate $10,000 - 2.0 • Historically, real rates and gold have held a strong inverse relationship — that changed dramatically in 2022 when both real rates and gold started to move together. • Gold has only declined modestly amid a substantially higher move in real rates (back to levels last seen in mid - 2000s). - 1.0 Gold Price (Log Scale) 0.0 $1,000 1.0 2.0 3.0 10 - Year Real Interest Rate (Inverted Axis) $100 4.0 Sep - 00 Sep - 01 Sep - 02 Sep - 03 Sep - 04 Sep - 05 Sep - 06 Sep - 07 Sep - 08 Sep - 09 Sep - 10 Sep - 11 Sep - 12 Sep - 13 Sep - 14 Sep - 15 Sep - 16 Sep - 17 Sep - 18 Sep - 19 Sep - 20 Sep - 21 Sep - 22 Sep - 23 Sep - 24 Sep - 25 Sep - 26 Source: VanEck, Bloomberg. Data as of September 30, 2026. Past performance is not indicative of future results. 4

Patience Has Paid: Gold’s Rallied Amid Rate Hiking Cycles Average Cumulative Return of Gold and Gold Miners Following Rate Hiking Cycles – 1983 to 2026 After first hike After final hike 60% • Since 1983, Fed hiking cycles have lasted 11 to 36 months (18 on average), making the current cycle's length difficult to predict. • That said, gold averaged 16% and 34% returns in the 36 months after the first and last hikes. 50% 50% Average cumulative total return 41% 40% 34% 32% 30% 26% 25% 23% 20% 16% 9% 10% 7% 1% 1% 0% 12 Mo 24 Mo Gold 36 Mo 12 Mo 24 Mo Gold Miners 36 Mo Source: VanEck; FRED; Bloomberg. Data as of September 2026. Covers the seven completed Fed tightening cycles from 1983 to 2023 (first hikes: Mar 1983, Mar 1988, Feb 1994, Jun 1999, Jun 2004, Dec 2015, Mar 2022). Miners exclude the 1983 cycle for first - hike returns because index data starts Dec 1983. The cycle that began Sep 2026 is excluded. Data through Sep 30, 2026.Past performance is not indicative of future results. 5

Divided Government Has Been Positive For Gold, Historically Average 12 - Month Return of Gold Following Mid - Term Elections – 1970 to 2025 All years (1970 – 2025) 11.2% All midterms 13.2% …of which government went unified → divided 20.9% President's party lost a chamber (all) 17.1% • Since 1970, gold has averaged +13% in the year after a midterm, rising to +21% when the result moved Washington from unified to divided government. • The pattern has held under both parties. A split Congress on November 3 could revive the fiscal and Fed frictions that have historically supported gold. No change in control 7.2% - 5.0% 10.0% 15.0% 20.0% 25.0% Source: VanEck; FactSet; LBMA. Data as of October 2026. Returns measured Oct 31 to Oct 31 of the following year, 1970 – 2025; 14 midterms, of which five moved government from unified to divided (1994, 2006, 2010, 2018, 2022). Past performance is no guarantee of future results. 6

Central Banks Continue to Anchor Demand Central Bank Net Purchases/Sales Net Sales Net Purchases 2026 Full - Year Estimate H1 2026 Actual 1,200 • Central bank purchases remain a key source of structural demand. • 2026 estimates suggest official - sector buying remains resilient. 1,000 850 800 600 400 345 Tonnes 200 0 - 200 - 400 - 600 - 800 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Source: World Gold Council, VanEck. Data as of September 30, 2026. Past performance is not indicative of future results. 7

ETF Flows Returning, But Plenty of Room to Build Total ETF Holdings of Gold vs. Gold Price – 2006 to 2026 Total ETF Gold Holdings (Millions of Oz) Gold Price ($/oz) 135 • ETF gold holdings remain below prior cycle highs. • Renewed inflows could provide incremental support for gold prices. $5,000 Total ETF Gold Holdings (Millions of Oz) 115 95 75 55 35 Gold Price ($/oz, Log Scale) 15 $500 Source: VanEck, Bloomberg. Data as of September 30, 2026. Past performance is not indicative of future results. 8

Miners Can Work Across Multiple Gold Scenarios

Scenario	Rising Gold	Rangebound Gold	Gold Pullback
Gold Price Environment	Gold continues higher from record levels	Gold consolidates near recent levels	Gold declines, but remains above levels implied by current valuation assumptions
Gold Equities Performance	Strong outperformance vs. gold via operating leverage	Outperformance still possible through valuation re-rating	Resilient performance, supported by cash flow
Valuations & Margins	Re-rating accelerates; record margins persist	Valuations adjust upward as spot prices are validated	Margins compress modestly but remain historically high
Investor Implication	Leveraged upside to a rising gold price	Gold equities work even without higher gold prices	Downside cushioned by conservative assumptions

Source: VanEck. Data as of December 2025. Associated funds themselves do not employ leverage. Scenarios are for illustrative purposes only. They do not represent forecasts or guarantees of future outcomes. Past performance is not indicative of future results.

VanEck.
9

Capturing Historically Strong Margins Gold Mining Industry – Historical All - In Sustaining Costs (AISC) vs. Average Gold Price AISC (US$/oz) Spot Price (US$/oz) $5,000 • Gold prices have risen far faster than mining costs. $4,500 $4,000 $3,500 • Elevated margins may support cash flow, balance sheets, and shareholder returns. $3,000 $2,500 $2,000 $1,500 $1,000 $500 $0 1970 1974 1978 1982 1986 1990 1994 1998 2002 2006 2010 2014 2018 2022 2026E Source: Scotiabank. Data as of September 2026. Past performance is not indicative of future results. All - In Sustaining Costs (AISC) - $/oz 10

Miners Have Attractive Balance Sheets Senior Gold Producers’ Net Debt and Net Debt/EBITDA – 2008 to 2025 Aggregate net debt (US$bn) Net debt / EBITDA (x, rhs) 35 2.5x • Senior producers have cut aggregate net debt from roughly $30 billion at the 2014 peak (over 2x EBITDA) to a net cash position in 2025. 30 2.0x 25 20 1.5x US$bn 15 1.0x • Unlike the last cycle, when net debt tripled chasing growth at peak prices, producers have deleveraged through this rally and now carry net cash. 10 5 0.5x Net Debt / EBITDA 0 0.0x - 5 - 10 - 0.5x 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Source: FactSet; VanEck. Data as of October 2026. VanEck aggregate of 13 senior/intermediate gold producers (Newmont, Barrick, Agnico Eagle, AngloGold Ashanti, Gold Fields, Kinross, Northern Star, Harmony, Endeavour, B2Gold, plus Newcrest, Goldcorp and Yamana until acquired). EBITDA = operating income plus D&A; negative net debt = net cash. Not a recommendation to buy or sell any security. 11

Valuations Remain Below 15 - Year Average Gold Miners: 15 - Year Valuation Multiples – Range vs. Average vs. Current Range Average Current 20 • Gold miner multiples remain below long - term averages. • Current valuations suggest the sector may not fully reflect stronger fundamentals. 18 16 14 Multiple (x) 12 10 8 6 4 2 0 EV/EBITDA P/CF Source: FactSet, VanEck. Data as of September 2026. “Gold Miners” represented by the underlying constituents of the VanEck Gold Miners ETF (GDX). Enterprise - Value - to - EBITDA (“EV/EBITDA”) measures a company's valuation relative to core operating profitability. Price - to - Cash Flow (“P/CF”) measures a company’s valuation relative to cash generation. Past performance is not indicative of future results. 12

Gold Miners Still Trade at a Discount to Gold Gold Miners Premium/Discount to Gold Premium/Discount to Gold Price (%) Gold Price ($/oz) $5,500 From 2000 to December, 2007 Period of Capital and Operating Issues premium to bullion was 40% - 240% $5,000 $4,500 • Gold equities have gone from a premium (40 – 240% pre - 2008) to a persistent discount since the 2011 – 2015 missteps. Premium/Discount to Gold 35% 30% 25% 20% 15% 10% 5% 0% - 5% - 10% - 15% - 20% - 25% - 30% - 35% $4,000 $3,500 $3,000 $2,500 • Gold’s at record highs, yet miners trade ~9% below their gold - implied value — a valuation gap that hasn’t closed, despite how much companies have improved operations. $2,000 Gold Price ($/oz) $1,500 $1,000 $500 $0 2008 2010 2012 2014 2016 2018 2020 2022 2024 2026 Source: Scotiabank. Data as of September 2026. Premium/discount = % difference between (1) the current gold price and (2) the gold price required for companies to attain an NAV per share PS equal to their current price. 13

The Case for Gold in Q4 2026 Portfolio Role Miners’ Value Gold’s Resilience • Fiscal and inflation risks building • Gold diversifies as regimes shift • Record margins, net - cash • Valuations lag gold and history • Held firm as real rates surged • Central banks still anchor demand 14

VanEck's Gold Solutions

Physical Gold	Gold Miners (Active)	Gold Miners (Passive)
• Direct gold exposure with ability for physical delivery • Potential to act as a hedge against inflation and currency debasement risks • Optional delivery and proprietary coin/bar conversion process	• Leverage to rising gold prices through equities • Active management across full mining market spectrum • Experienced geology-driven team with deep field research	• Broad exposure to global gold mining companies • Highly liquid ETF for tactical gold equity exposure • Potential for amplified sensitivity to gold prices
OUNZ[1] VanEck Merk Gold ETF	**INIVX**[2] VanEck International Investors Gold Fund	**GDX** VanEck Gold Miners ETF

[1]**VanEck Merk Gold ETF ("OUNZ"): This material must be preceded or accompanied by a prospectus: (OUNZ: Prospectus). An investment in the VanEck Merk Gold ETF ("OUNZ," or the "Trust") is subject to significant risk and may not be suitable for all investors. OUNZ is not an investment company registered under the Investment Company Act of 1940 (the "1940 Act") and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act.** [2]Associated funds themselves do not employ leverage.

VanEck

15

VanEck Merk Gold ETF (OUNZ) VanEck Merk Gold ETF provides investors with a convenient and cost - efficient way to buy and hold gold through an exchange - traded product with the option to take physical delivery of gold. Its primary objective is to give investors an opportunity to invest in gold through the shares and to take delivery of physical gold bullion in exchange for their shares. Secondarily, its objective is for the shares to reflect the performance of the price of gold, less operating expenses. Fund Details OUNZ Fund Ticker 5/16/2014 Inception Date 0.25 Expense Ratio (%) $2.67 billion Net Assets NYSE Arca Exchange JP Morgan Chase Bank Custodian Bank of New York Mellon Trustee Key Features • Allocated London Bars; option for physical delivery • Proprietary conversion into coins and smaller bars • Physical delivery not a taxable event Source: VanEck. Data as of September 2026. This content is not intended as tax advice. Investors should consult with a tax professional regarding their particular situation and jurisdiction. Please see the important disclosures at the end of this presentation. Delivery of physical gold in exchange for shares is generally not a taxable event at the time of delivery. Gains on the sale of shares or of the metal may be taxed as collectibles at rates higher than those for stocks. Tax treatment depends on individual circumstances; consult a tax professional. Delivery of physical gold in exchange for shares is generally not a taxable event at the time of delivery. Gains on the sale of shares or of the metal may be taxed as collectibles at rates higher than those for stocks. Tax treatment depends on individual circumstances; consult a tax professional. 16

VanEck International Investors Gold Fund (INIVX)

VanEck International Investors Gold Fund seeks long-term capital appreciation by investing in common stocks of gold-mining companies; income is a secondary consideration. An actively managed portfolio, with a nearly 60-year track record, that primarily invests in gold-mining equities.

Fund Details	
Fund Ticker	INIVX (A) / INIIX (I)
Inception Date	4/30/2010 / 10/2/2006
Gross Expense Ratio (%)	1.31 / 1.06
Net Expense Ratio (%)*	1.31 / 1.00
Max Sales Load (%)	5.75 / 0.00
Min. Investment	$1,000 / $1,000,000
Net Assets (all classes)	$1.58 billion
Benchmark	MVIS Global Gold Miners Index

*Expenses are capped contractually through 05/01/27 at 1.45% for Class A and 1.00% for Class I. Cap excludes acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses.

Key Features

- Concentrated all-cap portfolio across gold mining spectrum
- Macro-driven strategy with deep fundamental company research
- Experienced team with geology and engineering expertise

Source: VanEck. Data as of September 2026. This content is not intended as tax advice. Investors should consult with a tax professional regarding their particular situation and jurisdiction. Please see the important disclosures at the end of this presentation.

VanEck.
17

VanEck Gold Miners ETF (GDX)

VanEck Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MarketVector Global Gold Miners Index (MVGDXTR), which is intended to track the overall performance of companies involved in the gold mining industry.

Fund Details	
Fund Ticker	GDX
Inception Date	5/16/2006
Gross Expense Ratio (%)	0.51
Net Expense Ratio (%)*	0.51
Net Assets	$24.9 billion
Exchange	NYSE Arca
Benchmark	MarketVector Global Gold Miner Index

*Expenses for GDX are capped contractually at 0.53% until May 1, 2027. Cap excludes acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses.

Key Features

- Broad exposure to global gold mining companies
- Highly liquid ETF for tactical gold equity exposure
- Potential for amplified sensitivity to gold prices

Source: VanEck. Data as of September 2026. This content is not intended as tax advice. Investors should consult with a tax professional regarding their particular situation and jurisdiction. Please see the important disclosures at the end of this presentation.

VanEck

18

Index Descriptions These indices do not reflect the performance of a fund . All indices listed are unmanaged indices and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in a fund . Certain indices may take into account withholding taxes . An index’s performance is not illustrative of a fund’s performance . Indices are not securities in which investments can be made . Bloomberg Commodity Index is a broadly diversified index that tracks the commodity markets through commodity futures contracts and is made up of exchange - traded futures on physical commodities, which are weighted to account for economic significance and market liquidity . MVIS (MarketVector) Global Gold Miners Index is a rules - based, float - adjusted index tracking the performance of globally listed companies primarily involved in gold (and to a lesser extent silver) mining . PHLX Gold/Silver Miners Index is a capitalization - weighted index measuring the performance of publicly traded companies primarily engaged in gold and silver mining . 19

Disclosures (OUNZ) This material is for informational purposes only . The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice . Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice . Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed . The information herein represents the opinion of the author(s), but not necessarily those of VanEck . VanEck Merk Gold ETF (“OUNZ” or the “Trust”) must be preceded or accompanied by the prospectus . Before investing you should carefully consider the Fund’s investment objectives, risks, charges and expenses . This and other information is in the prospectus, a copy of which is available at https : //www . vaneck . com/us/en/etf/commodity/ounz/documents/ounz - prospectus . pdf/ . Please read the prospectus carefully before you invest . Investing involves significant risk, including possible loss of principal . The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act . Shares of the Trust are not subject to the same regulatory requirements as mutual funds . Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices . Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”) . Brokerage commissions will reduce returns . Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities . Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value . The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares . The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them . The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time . Investing involves significant risk, and you could lose money on an investment in the Trust . The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery . Delivery may take considerable time depending on your location . For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus . The sponsor of the Trust is Merk Investments LLC (the “Sponsor”) . VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust . © 2026 Merk Investments LLC. © 2026 VanEck. All trademarks, service marks or registered trademarks are the property of their respective owners. 20

Disclosures (INIVX) This is not an offer to buy or sell, or a recommendation to buy or sell any of the securities, financial instruments, or digital assets mentioned herein . The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice, nor any call to action . Certain statements contained herein may constitute projections, forecasts, and other forward - looking statements . These do not reflect actual results, are for illustrative purposes only, are valid as of the date of this communication, and are subject to change without notice . Information from third - party sources is believed to be reliable but has not been independently verified for accuracy or completeness and cannot be guaranteed . VanEck does not guarantee the accuracy of third - party data . The information herein represents the opinion of the author(s), but not necessarily those of VanEck or its employees . Please note that the information herein represents the opinion of the author(s), but not necessarily those of VanEck or its employees, and this opinion may change at any time and from time to time . Non - VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but not guaranteed . Not intended to be a forecast of future events, a guarantee of future results or investment advice . Historical performance is not indicative of future results . Current data may differ from data quoted . Any graphs shown herein are for illustrative purposes only . No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck . Gold investments are subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments . Investments in gold may decline in value due to developments specific to the gold industry . Foreign gold security investments involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, or political, economic or social instability . Gold investments are subject to risks associated with investments in U . S . and non - U . S . issuers, commodities and commodity - linked derivatives, commodities and commodity - linked derivatives tax, gold - mining industry, derivatives, emerging market securities, foreign currency transactions, foreign securities, other investment companies, management, market, non - diversification, operational, regulatory, small - and medium - capitalization companies and subsidiary risks . Diversification does not assure a profit or protect against loss . Investing involves risk, including possible loss of principal . Please call 800 . 826 . 2333 or visit vaneck . com for a free prospectus and summary prospectus . An investor should consider investment objectives, risks, charges and expenses of the investment company carefully before investing . The prospectus and summary prospectus contain this and other information . Please read the prospectus and summary prospectus carefully before investing . VanEck mutual funds and ETFs are distributed by Van Eck Securities Corporation, Distributor, a wholly owned subsidiary of Van Eck Associates Corporation. 666 Third Avenue | New York, NY 10017 21

Disclosures (GDX) The information presented does not involve the rendering of personalized investment, financial, legal, or tax advice . Certain statements contained herein may constitute projections, forecasts and other forward looking statements, which do not reflect actual results, are valid as of the date of this communication and subject to change without notice . Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed . The information herein represents the opinion of the author(s), but not necessarily those of VanEck . An investment in the Fund may be subject to risks which include, but are not limited to, risks related to investments in gold and silver mining companies, special risk considerations of investing in Canadian issuers, foreign securities, emerging market issuers, foreign currency, depositary receipts, small - and medium - capitalization companies, equity securities, market, operational, index tracking, authorized participant concentration, no guarantee of active trading market, trading issues, passive management, fund shares trading, premium/discount, liquidity of fund shares, high portfolio turnover, non - diversified and index - related concentration risks, all of which may adversely affect the Fund . Emerging market issuers and foreign securities may be subject to securities markets, political and economic, investment and repatriation restrictions, different rules and regulations, less publicly available financial information, foreign currency and exchange rates, operational and settlement, and corporate and securities laws risks . Small - and medium - capitalization companies may be subject to elevated risks . MarketVector Global Gold Miners Index is the exclusive property of MarketVector Indexes GmbH (a wholly owned subsidiary of VanEck), which has contracted with a third party calculation agent to maintain and calculate the Index . The agent uses its best efforts to ensure that the Index is calculated correctly . Irrespective of its obligations towards MarketVector Indexes GmbH, the agent has no obligation to point out errors in the Index to third parties . Index returns are not Fund returns and do not reflect any management fees or brokerage expenses . Certain indices may take into account withholding taxes . Investors can not invest directly in the Index . Returns for actual Fund investors may differ from what is shown because of differences in timing, the amount invested and fees and expenses . Index returns assume that dividends have been reinvested . Investing involves substantial risk and high volatility, including possible loss of principal . An investor should consider the investment objective, risks, charges and expenses of the Fund carefully before investing . To obtain a prospectus and summary prospectus, which contains this and other information, call 800 . 826 . 2333 or visit vaneck . com/etfs . Please read the prospectus and summary prospectus carefully before investing . This content is published in the United States for residents of specified countries . Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content . Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice . Investors should seek such professional advice for their particular situation and jurisdiction . VanEck mutual funds and ETFs are distributed by Van Eck Securities Corporation, Distributor, a wholly owned subsidiary of Van Eck Associates Corporation . 666 Third Avenue | New York, NY 10017 22

23